UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

HERBALIFE LTD.
(Name of Issuer)

Common Shares, par value $0.002 per share
(Title of Class of Securities)

G4412G 10 1
(CUSIP Number)

Kevin J. Curley c/o J.H. Whitney & Co. 130 Main Street New Canaan, Connecticut 06840 (203) 716-6100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Paul T. Schnell, Esq. Neil P. Stronski, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000

April 19, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(c), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 3. Source and Amount of Funds or Other Consideration

The disclosure in Item 3 of the Schedule 13D originally filed on February 2, 2007, as amended by Amendment No. 1 to the Schedule 13D filed on March 19, 2007, Amendment No. 2 to the Schedule 13D filed on March 20, 2007, Amendment No. 3 to the Schedule 13D filed on March 21, 2007, Amendment No. 4 to the Schedule 13D filed on March 26, 2007, Amendment No. 5 to the Schedule 13D filed on March 27, 2007, Amendment No. 6 to the Schedule 13D filed on March 30, 2007, Amendment No. 7 to the Schedule 13D filed on April 5, 2007 and Amendment No. 8 to the Schedule 13D filed on April 9, 2007 (the "Schedule 13D"), is hereby amended by adding the paragraph below as a new paragraph after the eleventh paragraph thereof as follows:

On April 19, 2007, Whitney V, L.P. ("Whitney") delivered a letter to the Distributors terminating each of the Non-Binding Letters of Intent (the "Termination Letter"). The Termination Letter is attached hereto as Exhibit BB and is incorporated herein by reference.

Item 4. Purpose of Transaction

The disclosure in Item 4 of the Schedule 13D is hereby amended by amending and restating the eleventh paragraph thereof in its entirety with the paragraph below, as follows:

Whitney and the other Reporting Persons may engage in sales or other distributions of Common Shares of the Issuer from time to time, on the open market, in privately negotiated transactions or otherwise, subject to any applicable U.S. securities laws, including, without limitation, Rule 144 promulgated under the Securities Act of 1933, as amended. Based on future market and other conditions, certain of the Reporting Persons may consider purchasing Common Shares of the Issuer from time to time, on the open market, in privately negotiated transaction or otherwise, subject to any applicable U.S. securities laws.

Item 5. Interest in Securities of the Issuer

The disclosure in Item 5 of the Schedule 13D is hereby amended by adding the paragraph below as a new paragraph after the eighth paragraph of subsections (a) and (b) thereof as follows:

On April 19, 2007, Whitney delivered the Termination Letter to the Distributors. To the extent that the arrangements contemplated by the Non-Binding Letters of Intent or other facts could be deemed to have resulted in the Reporting Persons and the Distributors constituting a "group" within the meaning of Section 13(d) of the Act or for any other purpose, or could be deemed to have resulted in the Reporting Persons and the Distributors having beneficial ownership of the Common Shares beneficially owned by such parties, the Termination Letter terminated such status. The Termination Letter is attached hereto as Exhibit BB and is incorporated herein by reference.

Item 6.     Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The disclosure in Item 6 of the Schedule 13D is hereby amended by adding the paragraph below as a new paragraph after the tenth paragraph thereof as follows:

On April 19, 2007, Whitney delivered the Termination Letter to the Distributors terminating each of the Non-Binding Letters of Intent. The Termination Letter is attached hereto as Exhibit BB and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

The disclosure in Item 7 of the Schedule 13D is hereby supplemented by adding the following Exhibit.

Exhibit BB –	Termination Letter from Whitney to the Distributors, dated April 19, 2007.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of April 19, 2007

WHITNEY V, L.P. By: Whitney Equity Partners V, LLC, its General Partner
By:	/s/ Daniel J. O'Brien
Daniel J. O'Brien Managing Member

WHITNEY STRATEGIC PARTNERS V, L.P. By: Whitney Equity Partners V, LLC, its General Partner
By:	/s/ Daniel J. O'Brien
Daniel J. O'Brien Managing Member

WHITNEY PRIVATE DEBT FUND, L.P. By: Whitney Private Debt GP, L.L.C., its General Partner
By:	/s/ Daniel J. O'Brien
Daniel J. O'Brien Managing Member

WHITNEY EQUITY PARTNERS V, LLC
By:	/s/ Daniel J. O'Brien
Daniel J. O'Brien Managing Member

WHITNEY PRIVATE DEBT GP, L.L.C.
By:	/s/ Daniel J. O'Brien
Daniel J. O'Brien Managing Member

Prairie Fire Capital, LLC
By:	/s/ Daniel J. O'Brien
Daniel J. O'Brien Manager

/s/ Peter M. Castleman
Peter M. Castleman
/s/ Daniel J. O'Brien
Daniel J. O'Brien
/s/ Michael R. Stone
Michael R. Stone
The Michael and Karen Stone Family Foundation, Inc.
By:	/s/ Michael R. Stone
Michael R. Stone Sole Director and President